November 12, 2013

JEFFREY ROBERT VETTER	EMAIL JVETTER@FENWICK.COM Direct Dial (650) 335-7631

CONFIDENTIAL TREATMENT REQUESTED BY NIMBLE STORAGE, INC. PORTIONS OF

THIS DOCUMENT HAVE BEEN OMITTED PURSUANT TO A REQUEST FOR

CONFIDENTIAL TREATMENT AND, WHERE APPLICABLE, HAVE BEEN MARKED WITH

AN ASTERISK TO DENOTE WHERE OMISSIONS HAVE BEEN MADE.

VIA EDGAR AND OVERNIGHT COURIER

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:	Barbara C. Jacobs, Assistant Director Ivan Griswold, Staff Attorney Stephen Krikorian, Accounting Branch Chief Tamara Tangen, Staff Accountant

Re:	Nimble Storage, Inc. Registration Statement on Form S-1 Filed October 18, 2013 File No. 333-191789

Ladies and Gentlemen:

On behalf of Nimble Storage, Inc. (the “Company”) and in response to comments 22 and 23 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated September 13, 2013 (the “Initial Comment Letter”), relating to the above-referenced Draft of the Registration Statement on Form S-1 (the “Registration Statement”), we submit this supplemental letter to further address comments 22 and 23 of the Initial Comment Letter, to specifically address valuation considerations related to the Company’s recent equity awards in August and September of 2013 and to assist the Staff in its review of the Company’s Registration Statement.

Because of the commercially sensitive nature of information contained herein, this submission is accompanied by the Company’s request for confidential treatment of selected portions of this letter pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83 and the Freedom of Information Act.

CONFIDENTIAL TREATMENT REQUESTED BY NIMBLE STORAGE, INC.

United States Securities and Exchange Commission

Division of Corporation Finance

November 12, 2013

The Company advises the Staff that on November 8, 2013, representatives of Goldman, Sachs & Co. and Morgan Stanley & Co. LLC, the lead underwriters of the Company’s proposed initial public offering, advised the Company that, based on then-current market conditions, it anticipates that the underwriters would recommend to the Company a preliminary price range of between $[***] and $[***] per share for this offering. The Company also notes that it will set forth a bona fide offering price range in a pre-effective amendment to the Registration Statement prior to the distribution of any preliminary prospectus, but the parameters of that final price range will be subject to then-current market conditions, continuing discussions with the underwriters, as well as further business and market developments affecting the Company.

Prior to November 8, 2013, the Company had not held discussions with the underwriters regarding the possible price range for the contemplated initial public offering. The range above does not take into account the current lack of liquidity for the Company’s common stock and assumes a successful initial public offering with no weighting attributed to any other outcome for the Company’s business, such as remaining a privately held company.

We supplementally advise the Staff that, as described beginning on page 66 of Registration Statement, the Company has regularly performed contemporaneous valuations of the Company’s common stock to assist the Company’s Board of Directors (the “Board”) in its determination of the common stock’s estimated fair value for purposes of granting stock options. In its determinations, the Board has considered numerous objective and subjective factors, including the factors set forth on page 68 of the Registration Statement, the status of the Company’s progress towards an initial public offering and the most recent valuation report prepared by a third party valuation specialist. The Board, as applicable, also determines that the assumptions and inputs used in connection with such contemporaneous valuations reflect the Board’s and management’s best estimate of the business condition, future prospects and operating performance of the Company at each valuation date.

On August 16, 2013 and September 25, 2013, the Company granted options to purchase an aggregate of 764,600 and 1,131,000 shares of common stock, respectively, and on August 16, 2013 granted 60,000 restricted stock units. The Company has not granted any other equity awards following September 25, 2013. At the time the grants were approved, the Board determined that the fair value of the shares of the Company’s common stock underlying such grants was $7.26 per share for the August 16 grants and $7.65 per share for the September 25 grants. The Board based its determination of the fair value of the Company’s common stock on the factors described on page 68 and on the valuation reports as of July 31, 2013 and September 16, 2013 that the Company obtained from its third party valuation specialist (the “Valuation Reports”).

We supplementally provide the Staff the following with respect to the significant factors contributing to the difference between the estimated initial public offering price and the determined fair value of the Company’s common stock as of the August 16 and September 25, 2013 grant dates. The Company believes the difference between the fair value of its common stock on July 31, 2013 and September 16, 2013 and the current preliminary price range is primarily the result of the following factors:

CONFIDENTIAL TREATMENT REQUESTED BY NIMBLE STORAGE, INC.

United States Securities and Exchange Commission

Division of Corporation Finance

November 12, 2013

Liquidity Discount

The preliminary pricing range necessarily assumes that the initial public offering has occurred and a public market for the Company’s common stock has been created, and therefore excludes any marketability or illiquidity discount for the Company’s common stock. The August and September valuations reflected a 20% discount factor for the lack of marketability (“DLOM”), which the Company believes was appropriately taken into account in the determinations in August and September 2013 to reflect the volatility of the market as reflected in the selected guideline company peer groups during that time and the view at the time that a near term IPO was not certain and no definitive timeline for an IPO had been determined.

Other Exit Scenarios

Because the preliminary price range assumes that the initial public offering has occurred in the near term, no probability was assigned to other outcomes (e.g. a much later IPO, staying private for an extended period or entering into a strategic sale, the weightings of which are described on pages 77 and 79 of the Registration Statement), which were appropriately taken into account in the determinations in August and September and, because of the lower values realized in most of these scenarios, resulted in a lower probability-weighted conclusions at those times. Since July 31, 2013, the Nasdaq Composite Index increased approximately 2.5%, which helped the Company pursue a more near term IPO.

Comparable Companies

The Company considered a group of comparable companies in the storage market in its historic valuations, and therefore did not include companies that were not in the storage industry in its analysis. In contrast, the underwriters included companies that recently completed an IPO in their analysis because those companies are within the broader area of high growth technology companies.

Continued Improved Growth

The Company experienced continued improvement in its performance, in particular, continued growth in the Company’s revenues, with revenues increasing 105%, to $29.9 million during the quarter ended October 31, 2013, as compared to $14.6 million in the quarter ended October 31, 2012, and 5%, as compared to $28.5 million for the quarter ended July 31, 2013.

CONFIDENTIAL TREATMENT REQUESTED BY NIMBLE STORAGE, INC.

United States Securities and Exchange Commission

Division of Corporation Finance

November 12, 2013

Re-Assessment of Fair Values

The Company believes that the original Valuation Reports were based on assumptions that were appropriate for valuing the common stock of a private company at that time. However, the Company advises the Staff that in light of the significant difference between the proposed initial public offering price range and the Company’s recent contemporaneous common stock valuations, it has re-evaluated the valuation analyses as of July 31 and September 16, 2013 for the purposes of determining whether there should be a re-assessment of the fair value of the Company’s common stock for purposes of determining stock-based compensation expense. The Company believes that in light of the selection of its underwriters in July 2013 and the formal commencement of the initial public offering process later in July, it would be appropriate to re-evaluate the fair value determinations for financial reporting purposes for those equity grants made subsequent to the commencement of the initial public offering process. As a result of this re-assessment, the Company arrived at a deemed fair value of $14.30 as of September 16, 2013 and $9.94 as of July 31, 2013. In re-evaluating these analyses, the Company re-assessed certain key components of the assumptions used in the analyses used in the PWERM:

September 16 Valuation

The Company reduced the DLOM from 20% to 10%. The Company also more heavily weighted the occurrence of a near term IPO (ie. before January 31, 2014), from 70% to 90%, with equal weighting of an early IPO (approximately .25 years) and a later IPO (approximately .4 years) and a discount rate of 20%. The Company reduced the stay private and strategic sale outcomes weighting to 5% and gave no weighting to the “low” sale scenario. The Company also reduced the discount rate used from 35% to 20% under the sale and IPO scenarios.

The Company also re-evaluated the revenue multiples used to estimate the IPO proceeds in both scenarios based on recent IPO transactions and selected a recent (2014 for the “early” IPO, 2015 for the Late IPO) multiple based on the median of comparable IPOs, an increase in the selected multiple relative to the valuation report. IPO revenue multiples were determined based on recent high growth infrastructure company listings (as opposed to only storage companies), including those by Gigamon, Cyan, Rally Software, Ruckus Wireless, Palo Alto Networks, Infoblox, and Carbonite. Likewise the “forward” revenue multiple applicable in the analysis (2015 for the “early” IPO approach, 2016 for the “late” IPO approach) was also adjusted based on the updated selected multiple under the “early” and “late” IPO scenarios. In addition, the Company also placed more weight on the forward (2015 for the “early” IPO approach and 2016 for the “late” IPO approach) revenue forecast as part of estimating the proceeds from both IPO scenarios.

The Company also considered, but ascribed no weight to, the secondary sales of its common stock at a price of $9.92 per share, in light of the proposed IPO price range.

CONFIDENTIAL TREATMENT REQUESTED BY NIMBLE STORAGE, INC.

United States Securities and Exchange Commission

Division of Corporation Finance

November 12, 2013

July 31 Valuation

For the July 31 valuation, the Company reduced the DLOM from 20% to 15%. The Company also more heavily weighted an IPO in the near term, by increasing the IPO probability from 65% to 80%, with the weighting between an early IPO (with a time to exit of approximately .4 years) and a later IPO (with a time to exit of approximately .5 years). The Company reduced the stay private and strategic sale outcomes weighting to 10% and gave no weighting to the “low” sale scenario. The Company also reduced the discount rate used from 35% to 20% under the sale and IPO scenarios. In addition, the Company also placed more weight on forward (2015 in the “early” IPO scenario, 2016 for the “late” IPO scenario) estimates for the “late” IPO approach. The Company also ascribed a 5% weight to the secondary sales of its common stock at a price of $9.92 per share, given the proximity of the secondary sale to the valuation date.

Proposed Revised Disclosure

The Company supplementally advises the Staff that in the amendment to the Registration Statement that includes an estimated price range, it will include the following disclosure:

“We determined, after consultation with the underwriters, that our initial public offering price range will be $        to $        per share. As of the date of the August and September 2013 stock option and RSU grants, our board of directors initially had determined the fair value of our common stock to be $7.26 and $7.65 per share. The determination was based upon the objective and subjective factors described above. We believe the difference between the fair value of our common stock for the August and September 2013 grants, as determined by our board of directors, and the initial offering price range is primarily a result of the following factors:

•	the price range necessarily assumed that the initial public offering has occurred and a public market for our common stock has been created, and therefore excludes any marketability or illiquidity discount for our common stock, and did not consider alternative exit scenarios, such as remaining as a private company, which was appropriately taken into account in our board of directors’ fair value determinations;

•	the fact that previous secondary transactions in our securities at lower sales prices were taken into account in the previous valuations;

•	differences in the valuation methodologies, assumptions and inputs used by the underwriters in their valuation analysis discussed with the Company compared to the valuation methodologies, assumptions and inputs used in the valuations considered by the Board; and

•	the consideration of our growth prospects and recent financial, trading and market statistics of a broader set of technology companies, including some that have recently completed their initial public offerings, discussed between us and the underwriters as compared to the more narrow prior analysis applied and comparable companies used by the board of directors. The additional companies considered by the underwriters have higher relative valuations than the comparable companies used in the valuation analysis.

CONFIDENTIAL TREATMENT REQUESTED BY NIMBLE STORAGE, INC.

United States Securities and Exchange Commission

Division of Corporation Finance

November 12, 2013

As of October 31, 2013, we had aggregate unrecognized stock-based compensation expense of $32.8 million which will be recognized over a 3.5-year period. In future periods, our stock-based compensation expense is expected to increase as a result of our existing unrecognized stock-based compensation and as we issue additional stock awards to continue to attract and retain employees.”

The Company advises the Staff that in the event it grants additional awards before the effective date of the Registration Statement, it will disclose in the Registration Statement the aggregate fair value of those awards and the expected expense related to those awards in future periods.

*******

CONFIDENTIAL TREATMENT REQUESTED BY NIMBLE STORAGE, INC.

United States Securities and Exchange Commission

Division of Corporation Finance

November 12, 2013

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (650) 335-7631.

Sincerely,

/s/ Jeffrey Vetter

Jeffrey Vetter

cc:	Anup Singh, Chief Financial Officer

Aparna Bawa, Esq., General Counsel

Nimble Storage, Inc.

Gordon K. Davidson, Esq.

Mark Leahy, Esq.

Fenwick & West LLP

Mark Fernandez

Ernst & Young LLP

Jeffrey Saper, Esq.

Allison Spinner, Esq.

Wilson Sonsini Goodrich & Rosati PC

CONFIDENTIAL TREATMENT REQUESTED BY NIMBLE STORAGE, INC.